Exhibit 99.1

VivoPower International PLC Announces Largest Solar Contract to Date for the 204MWdc Edenvale Solar Farm

Contract represents the largest ever solar contract for electrical works won by VivoPower

The 240MWdc solar contract for electrical works is worth A$11.7m

The Edenvale Solar Farm in Queensland, Australia will generate 425,000MWh of clean energy per year and avoid the emission of 300,000 tonnes of carbon dioxide

LONDON, June 13, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its wholly-owned subsidiary in Australia, J.A. Martin Electrical Pty Limited (“J.A. Martin”), has been awarded an A$11.7m contract to complete all electrical works for the 204MWdc Edenvale Solar Farm in Queensland, Australia.

Construction has already commenced with the project to be the fifth utility scale Australian solar farm completed by VivoPower’s Aevitas business unit in Australia, bringing the completed and contracted solar farms to over 650MWdc. Once energised, the Edenvale Solar Farm will generate approximately 425,000MWh of clean energy per year and avoid the emission of 300,000 tonnes of carbon dioxide into the atmosphere, equivalent to the amount generated by approximately 83,000 internal combustion engine vehicles.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said: “Since establishing our solar solutions business in Australia, we have seen revenue grow at a 62% compound annual growth rate (CAGR) since FY2019 (based on actual and forecast contracted revenue through to June 30, 2022). In addition, over the past quarter, we have seen a step change increase in the pipeline of additional solar project opportunities across the Australian market and we are very well positioned to win and deliver on further contracts.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology, and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell